

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Fawad Maqbool
Chairman, President, and Chief Executive Officer
Amplitech Group Inc.
620 Johnson Avenue
Bohemia, NY 11716

>   **Re: Amplitech Group Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 14, 2020**
>   **File No. 0-54355**

Dear Mr. Maqbool:

   We have reviewed your filing and have the following comments. In our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed October 14, 2020

General Information, page 2

1.   Disclosure indicates that the company received written consents in lieu of a meeting from the majority stockholders of 74% of the voting securities of the total issued and outstanding shares of voting stock of the company. Given disclosure on page 20 that Mr. Fawad Maqbool, chairman, president, and chief executive officer, is the beneficial owner of 11,780,280 shares of common stock representing 22.8% of the voting securities and is the holder of 1,000 shares of Series A convertible preferred stock representing 51% of the voting securities, it appears that Mr. Maqbool is the majority stockholder of 73.8% or 74% when rounded of the voting securities of the total issued and outstanding shares of voting stock of the company. Please revise.

Action II, The Amended Articles
Authorized Shares, page 8

2.   Given disclosure that the main purpose of the amended and restated articles of

incorporation is to attract investors through the issuance of securities in a planned underwritten public offering, provide the disclosure required by Item 11 of Schedule 14A. See Item 1 of Schedule 14C.

Action III
The Amended Bylaws, page 10

3.   If the company's amended bylaws attached as Exhibit B amend any provisions in the company's current bylaws, identify and include a version of any amended provisions in the information statement. Alternatively, if the sole purpose of the company's amended bylaws attached as Exhibit B is to restate clearly the company's current bylaws, so indicate.

Exhibit B
Amended and Restated Bylaws
Article IX, Section 9.2
Forum for Adjudication of Disputes, page 31

4.   Disclosure indicates that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for the adjudication of disputes. Revise the disclosure in the information statement to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure in the information statement to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision in the amended and restated bylaws states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregory Sichenzia, Esq.